Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Years ended December 31,
	1999	2000	2001	2002	2003
Fixed charges:
Capitalized interest	$15,821	$39,052	$45,211	$—	$4,799
Interest expensed	9,120	—	18,131	63,573	110,349
Portion of rent expense representative of interest (1)	216	2,027	7,575	6,646	7,517

Total fixed charges	$25,157	$41,079	$70,917	$70,219	$122,665

Earnings:
Loss before income taxes	(36,896)	(51,873)	(284,379)	(495,012)	(584,535)
Fixed charges, less capitalized interest	9,336	2,027	25,706	70,219	117,866
Depreciation and write-off of capitalized interest	—	—	6,888	9,136	11,058

Earnings (loss) adjusted for fixed charges	$(27,560)	$(49,846)	$(251,785)	$(415,657)	$(455,611)
Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$52,717	$90,925	$322,702	$485,876	$578,276

(1)	One-third of rent expense is deemed to be representative of interest.